UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

CRAFTMADE INTERNATIONAL, INC.
(Name of Subject Company)

CRAFTMADE INTERNATIONAL, INC.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

22413E104
(CUSIP Number of Class of Securities)

C. Brett Burford
Chief Financial Officer
Craftmade International, Inc.
650 South Royal Lane, Suite 100
Coppell, Texas 75019
(972) 393-3800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies To:

Brian D. Barnard
201 Main Street, Suite 2200
Fort Worth, Texas 76102
(817) 347-6600

☐	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Craftmade International, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 650 South Royal Lane, Suite 100, Coppell, Texas 75019, and its telephone number is (972) 393-3800.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights”), issued pursuant to the Rights Agreement dated as of June 23, 1999, between the Company and Computershare Trust Company, N.A., as successor-in-interest to Harris Trust and Savings Bank, as Rights Agent, as amended by the Amendment No. 1 to Rights Agreement dated June 9, 2009 (the “Rights Agreement”). As of the close of business on March 12, 2010, there were 5,754,500 shares of Common Stock issued and outstanding, of which 50,000 shares are comprised of unvested shares underlying restricted stock awards. The outstanding shares of Common Stock, including the associated Rights, are herein referred to as the “Shares.”

The Company filed a Form 15 on January 29, 2010, to begin the process of deregistering its Common Stock from the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s deregistration becomes effective 90 days following the filing date of Form 15 (or April 29, 2010). Prior to its deregistration becoming effective, the Company requested the staff of the Securities and Exchange Commission (the “SEC”) that it be allowed to suspend its remaining obligations to make certain current and periodic reports required under the Exchange Act. The Company was granted this request by an SEC No Action Letter dated January 27, 2010 (the “SEC No Action Letter”). Upon filing the Form 15 to voluntarily deregister its Common Stock after receiving the SEC No Action Letter, the Company’s obligations under the Exchange Act to furnish an annual report and to provide periodic disclosures to stockholders were suspended.

Once deregistration is effective, most of the provisions of the Exchange Act — such as the short-swing profit recovery provisions of Section 16(b) and the requirement to furnish a proxy statement in connection with a stockholders meeting pursuant to Section 14(a) — will no longer apply to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be restricted.

Since November 30, 2009, the Common Stock has been traded on OTCQX (“OTCQX”) under the symbol “CRFT.” Although the Company is not currently filing annual, quarterly or current reports with the SEC, the Company is required to file financial reports with OTCQX, including annual, quarterly and current reports, and such reports are available on the website of OTCQX.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. The Company’s website is www.craftmade.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Litex Acquisition #1, LLC (“Purchaser”), a Texas limited liability company and wholly owned subsidiary of Litex Industries, Limited, a Texas limited partnership (“Litex”), to purchase all outstanding Shares at a price of $5.25 per share, net to the seller in cash, without interest and subject to any required withholding taxes. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Purchaser with the SEC on March 2, 2010. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

Litex has stated that the purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. Litex has indicated that the Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all issued and outstanding Shares. Litex and Purchaser have also indicated that, as soon as practicable after consummation of the Offer, Litex and Purchaser, or another direct or indirect wholly-owned subsidiary of Litex, intend to consummate a second-step merger (the “Proposed Merger”). At the effective time of the Proposed Merger, each then outstanding Share (other than Shares held by Litex and its subsidiaries, Shares held in the treasury of the Company, Shares held by subsidiaries of the Company, if any, and Shares held by the Company’s stockholders who have perfected their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) would be canceled and converted automatically into the right to receive an amount in cash per Share equal to the highest price per Share paid by Purchaser pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the Proposed Merger, the Company would be a wholly-owned subsidiary of Litex.

Litex and Purchaser are considering taking action, as permitted under the Company’s governing documents, to solicit consents from the Company’s stockholders to replace the current members of the Company’s board of directors (the “Board”) with directors proposed by Litex. This consent solicitation would be in lieu of holding a meeting and would, upon the replacement of the existing members of the Board, be aimed at facilitating, subject to the fiduciary duties under applicable law of such new members, the immediate negotiation and approval of the terms of the Proposed Merger and merger agreement.

The Schedule TO provides that the Offer is subject to a number of conditions. Certain of these conditions are summarized as follows:

•	The “Minimum Condition” — the Company’s stockholders shall have validly tendered and not withdrawn at least a number of Shares representing, together with the Shares owned by Litex and its subsidiaries (including Purchaser), at least a majority of the total number of Shares then outstanding on a fully-diluted basis (taking into account, without limitation, all Shares issuable upon the exercise of any options, warrants, convertible securities or rights pursuant to other contractual obligations) on the date of the purchase of Shares pursuant to the Offer;

•	The “Rights Condition” — the Board shall have redeemed the Rights, or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger; and

•	The “HSR Condition” — any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated.

In addition, Litex is not required to consummate the Offer and may terminate the Offer, if, in Litex’s sole discretion, at or before the expiration of the Offer any of the following conditions shall occur or exist:

•	there shall have been instituted or pending any litigation, action, investigation or other similar proceeding by or before any governmental, administrative or regulatory authority or similar instrumentality or any other similar body, in the reasonable judgment of Litex (other than with respect to clause (ii) below), (i) seeking to restrain, delay or prohibit the consummation of the Offer, the Proposed Merger or any other business combination involving the Company, (ii) seeking to obtain damages in connection with the Offer or the Proposed Merger or any other business combination involving the Company, (iii) seeking to restrain, prohibit or limit the ownership or operation of the Company, Litex or any of their subsidiaries or affiliates or to compel the Company, Litex or any of their subsidiaries or affiliates to dispose of or hold separate all or any portion of the business or assets of the Company, Litex or any of their subsidiaries or affiliates, (iv) seeking to impose or confirm limitations on the ability of Litex, Purchaser or any other affiliate of Litex effectively to exercise full rights of ownership of any Shares, (v) seeking to require divestiture by Litex, Purchaser or any other affiliate of Litex of any Shares, (vi) seeking any material diminution in the benefits expected to be derived by Litex, Purchaser or any other affiliate of Litex as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination involving the Company, (vii) that has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to Litex or any of its subsidiaries or affiliates or (viii) materially adversely affecting the business, assets, liabilities, condition (financial or otherwise), capitalization, operations, licenses, franchises, revenues, results of operations or prospects of the Company or any of its subsidiaries (the “Litigation Condition”);

•	there shall have been any action taken or any statute, rule, regulation, legislation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Litex, the Company or any subsidiary or affiliate of Litex or the Company or (ii) the Offer or the Proposed Merger or any other business combination by Litex or any other affiliate of Litex with the Company, by any governmental authority with appropriate jurisdiction other than the routine application of the waiting period provisions of the HSR Act, or of any applicable foreign statutes or regulations that, in Litex’s judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (viii) of the immediately preceding condition;

•	any clearances, permits, authorizations, consents or other actions or non-actions or approvals of any governmental authority, other than in connection with the HSR Condition, if applicable, or any third party shall not have been obtained, or any applicable waiting periods for any of the foregoing shall not have expired;

•	any event, condition, circumstance, change or effect occurs (or any development involving a prospective change occurs) that, individually or in the aggregate with any other events, circumstances, changes or effects occurring after the date of the Offer, in Litex’s reasonable judgment, is or may be materially adverse to the business, assets, liabilities, condition (financial or otherwise), capitalization, operations, licenses, franchises, revenues, results of operations or prospects of the Company or any of its subsidiaries, or Litex becomes aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to Litex or any of its affiliates (the “MAE Condition”);

•	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline, measured from the date of the Offer, in the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ Composite Index by an amount in excess of 15%, measured from the close of business on the date of the Offer, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that, in Litex’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), capitalization, operations, licenses, franchises, revenues, results of operations or prospects of the Company or any of its subsidiaries or the trading in, or value of, the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (vi) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (vii) the commencement of a war or other international or national calamity directly or indirectly involving the United States or any act of terrorism involving the United States, (viii) any limitation (whether or not mandatory) by any governmental authority on, or any other event that, in Litex’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or in the case of any of the foregoing existing on the date of the Offer, a material acceleration or worsening thereof (the “Equity Market Condition”);

•	(i) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including without limitation the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or Litex otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including without limitation the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including without limitation the Shares), other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of the Offer, (ii) any such person or group which, on or prior to the date of the Offer, had filed such a schedule with the SEC, has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries, (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company or any of its subsidiaries or (v) the Distribution Date, as such term is defined in the Rights Agreement, shall have occurred other than as a result of the commencement of the Offer;

•	Litex becomes aware (i) that any material contractual right of the Company or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been or will be accelerated or has otherwise become or will become due or will become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Litex or any of its subsidiaries or affiliates of the Proposed Merger or any other business combination involving the Company (other than an event resulting from a breach, default or other occurrence under the provisions of the documents governing the indebtedness of the Company that is triggered by the Offer, such as rights of the lenders to take certain actions upon a change in control in the Company or a transfer of ownership interests in the Company (a “Triggering Event”)), (ii) of any covenant, term or condition in any instrument, license, franchise or agreement of the Company or any of its subsidiaries that, in Litex’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to Litex or any of its affiliates (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by Litex or Litex’s consummation of the Proposed Merger or any other business combination involving the Company) other than a Triggering Event under the indebtedness of the Company as a result of the consummation of the Offer or (iii) that any report, document, instrument, financial statement or schedule of the Company filed with the SEC contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading (the “Adverse Effect Condition”);

•	Litex or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries pursuant to which it is agreed that the Offer will be terminated, or Litex and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

•	the Company or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Litex’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

•	certain other conditions contained in the Schedule TO.

For a full description of the conditions to the Offer, please see the section entitled “Conditions of the Offer” in the Offer to Purchase filed on March 2, 2010 (the “Offer to Purchase”). The foregoing summary of the conditions to the Offer does not purport to be complete, and is qualified in its entirety by reference to the contents of the section entitled “Conditions of the Offer” in the Offer to Purchase.

Effect of a Change in Control on the Company’s Outstanding Indebtedness

In the Offer to Purchase, Litex and Purchaser disclosed in their sources of funds the amount of funds they had to discharge the Company’s outstanding indebtedness at the consummation of the Offer. In the section entitled “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” in the Offer to Purchase, Litex and Purchaser stated “Litex plans to assume or discharge the Company Indebtedness on terms acceptable to Litex.” The Company notes that the indebtedness under two of its financing arrangements could be accelerated, at the option of the lenders thereunder, if Litex or Purchaser acquires control of the Company. Set forth below is a discussion of the Company’s indebtedness as well as the potential impact of the consummation of the Offer on the Company if Litex and Purchaser do not discharge such indebtedness at the consummation of the Offer.

Revolving Loan Agreement.  The Revolving Loan Agreement dated as of July 8, 2009, by and between the Company and Bank of America, N.A. (the “Revolving Loan Agreement”) provides for revolving loans in an aggregate amount up to $40,000,000. As of December 31, 2009, the outstanding balance under the Revolving Loan Agreement was $21,549,000 and, as of March 12, 2010, the outstanding balance under the Revolving Loan Agreement had increased to approximately $30,000,000 to fund ordinary course seasonal increases in working capital. In addition, it is probable that between now and the current expiration date of the Offer, the outstanding balance under this facility will increase further in the ordinary course of business to approximately $35,000,000 to fund additional seasonal increases in working capital because the Company is currently reaching the peak of its furniture season.

Sections 11.1(m) and 11.2(a) of the Revolving Loan Agreement provide that if a change in control of the Company occurs, the lender may, among other rights afforded by law, (i) declare all obligations under the Revolving Loan Agreement immediately due and payable, (ii) terminate, reduce or condition its commitment to advance additional funds under the Revolving Loan Agreement, and (iii) require the Company to cash collateralize its letters of credit and other contingent obligations in favor of lender. Under the Revolving Loan Agreement, a change in control of the Company occurs if any person or entity becomes the beneficial owner of 30% or more of the then outstanding securities of the Company entitled to vote for the Board. In addition, the Revolving Loan Agreement provides that the Company would have to pay fees of $400,000 if the commitment amount is increased or decreased before July 2010.

Term Loan.  The Term Loan Agreement dated as of July 8, 2009, by and among Woodard-CM, LLC, as borrower, the Company, as guarantor, and The Frost National Bank (the “Term Loan Agreement”) had an outstanding balance of $3,387,000 as of March 12, 2010. Sections 8.1(g) and 8.2(a) of the Term Loan Agreement provide that if the lender under the Revolving Loan Agreement declares all or any portion of the indebtedness owing thereunder to be due and payable, then the lender under the Term Loan Agreement may declare all obligations thereunder due and payable.

Allianz Loan.  CM Real Estate, LLC, a wholly-owned subsidiary of the Company, executed a Promissory Note, dated as of November 14, 2007, in the aggregate principal amount of $11,000,000 (the “Allianz Loan”), payable to Allianz Life Insurance Company of North America (“Allianz”). As security for the payment and performance of the Allianz Loan, Allianz was granted a mortgage lien on the Company’s principal place of business located at 650 S. Royal Lane, Coppell, Texas 75019. The Allianz Loan contains a prepayment penalty, which the Company calculates to be approximately $1,900,000 as of March 12, 2010. The Company would incur these additional costs in the form of the prepayment penalty assuming that Litex and Purchaser cause the discharge of this indebtedness prior to its maturity.

Inadequate Funds to Discharge Company Indebtedness.  In the Offer to Purchase, Litex and Purchaser estimate that approximately $29,000,000 will be required to consummate the Offer, and that approximately $35,053,000 will be required to discharge the Company’s current indebtedness, for a total of $64,053,000. However, the Offer to Purchase discloses that Litex has “liquid assets” of only $57,000,000, comprised of approximately $340,000 in cash, approximately $19,660,000 of marketable securities and approximately $37,000,000 of other “liquid assets.” It is unclear from Litex’s and Purchaser’s disclosure if the $19,660,000 of marketable securities includes the value of the Shares owned by Litex and Purchaser. Based on Litex’s and Purchaser’s disclosure, there is a shortfall of approximately $7,000,000 necessary to consummate the Offer and discharge the Company’s indebtedness. Further, the shortfall is even greater than $7,000,000 because the total amount of debt that may be outstanding at the consummation of the Offer is likely to increase due to ordinary course seasonal increases necessary to fund working capital. The Company currently estimates that the total amount of funds that Litex and Purchaser would need to discharge all Company indebtedness, including prepayment penalties, is approximately $47,000,000, which indicates a total shortfall of approximately $19,000,000. Litex and Purchaser have not disclosed sufficient sources of funds to pay off this indebtedness in addition to purchasing the Shares, and Litex and Purchaser have also stated in the Offer to Purchase that they do not have any alternative financing arrangements or plans to obtain additional financing.

Consequences of a Failure to Discharge Company Indebtedness.  If Purchaser consummates the Offer without discharging the Company’s indebtedness, and is unable to pay off the indebtedness that may be accelerated under the Revolving Loan Agreement and Term Loan Agreement, the Company will be in default under these loan agreements and the lenders could foreclose upon substantially all of the Company’s assets constituting collateral thereunder.

The Schedule TO states that the principal executive offices of Litex and Purchaser are located at 3401 West Trinity Boulevard, Grand Prairie, Texas 75050, and that the telephone number of its principal executive offices is (972) 871-4350.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Schedule 14D-9 or in the excerpts from the Company’s 2009 Proxy Statement, dated October 19, 2009, filed as Exhibit (e)(1) to this Schedule 14D-9 (and incorporated by reference into this Item 3) as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Purchaser, Litex or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the 2009 Proxy Statement under the headings: “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” “Outstanding Equity Awards at Year-End,” “Vesting of Options Upon Termination or Change-in-Control,” “Equity Compensation Plan Information,” “Fiscal Year 2009 Compensation Events,” and “Director Compensation.” Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Relationship with Litex

According to the Schedule TO, as of March 2, 2010, Litex was the beneficial owner of 234,356 Shares, representing approximately 4.1% of the outstanding Shares.

Cash Consideration Payable Pursuant to the Offer and the Proposed Merger

If the Company’s directors and executive officers, each of whom is identified on Annex B hereto, were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. If the directors and executive officers were to tender all of the 1,134,249 Shares owned by them (which number of Shares excludes restricted Shares and options to purchase Shares, which are addressed in the paragraph below under the section entitled “Equity Awards”) for purchase pursuant to the Offer, and those Shares were purchased by Purchaser for $5.25 per Share, the directors and executive officers would receive an aggregate of $5,954,807.25 in cash. As discussed below under “Item 4. The Solicitation or Recommendation,” to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of their Shares for purchase pursuant to the Offer.

Equity Awards

Substantially all of the presently unvested options to purchase Shares and restricted Shares held by the directors and executive officers of the Company were issued pursuant to the 2006 Long-Term Incentive Plan (the “2006 Plan”) and the award agreements entered into pursuant to the 2006 Plan. Pursuant to the 2006 Plan and the award agreements entered into pursuant thereto, upon a change in control of the Company, such as would occur if the Offer is consummated and Purchaser acquires ownership of a majority of outstanding Shares, unvested options to purchase Shares and restricted Shares held by the Company’s directors and executive officers would fully vest.

As of March 12, 2010, the directors and executive officers of the Company held options to purchase 85,000 Shares, 48,500 of which were vested and exercisable as of that date, with exercise prices ranging from $3.25 to $25.20 and an aggregate weighted average exercise price of $12.59 per Share. Immediately upon a change in control of the Company, such as would occur if the Offer is consummated and Purchaser owns a majority of outstanding Shares, 36,500 unvested options to purchase Shares would fully vest.

As of March 12, 2010, the executive officers of the Company held 50,000 Shares underlying restricted stock awards, none of which was vested as of that date. Immediately upon a change in control of the Company, such as would occur if the Offer is consummated and Purchaser owns a majority of outstanding Shares, all 50,000 unvested Shares underlying the restricted stock awards would fully vest.

As of March 12, 2010, even though the Company’s 2006 Plan authorizes the issuance of stock appreciation rights (“SARs”), the Company had not issued any SARs.

The following table summarizes, with respect to each of the directors and executive officers of the Company, the aggregate, positive difference in value between $5.25 and the per share exercise prices (the “Spread Value”) of the options to purchase the Company’s Common Stock held by such directors and executive officers as of March 12, 2010, and the value of the accelerated restricted stock awards as of such date assuming a purchase price of $5.25 per Share:

			Common	Aggregate	Acceleration of
	Common Stock	Aggregate Spread	Stock Subject	Spread Value	Vesting of
	Subject to Unvested	Value of Unvested	to Vested	of Vested	Restricted Stock
Name, Position	Options (#)	Options ($)	Options (#)	Options ($)	Awards ($)

J. Marcus Scrudder, Chief Executive Officer	7,500	$0	12,500	$0	$52,500
C. Brett Burford, Chief Financial Officer	0	$0	0	$0	$52,500
Brad Dale Heimann, President and Chief Operating Officer	7,500	$0	12,500	$0	$52,500
Juan Carlos Loredo, Vice President of Marketing	5,000	$0	5,000	$0	$52,500

			Common	Aggregate	Acceleration of
	Common Stock	Aggregate Spread	Stock Subject	Spread Value	Vesting of
	Subject to Unvested	Value of Unvested	to Vested	of Vested	Restricted Stock
Name, Position	Options (#)	Options ($)	Options (#)	Options ($)	Awards ($)

Todd A. Teiber, Senior Vice President of Specialty Sales	0	$0	0	$0	$52,500
Cliff Crimmings, Vice President of Specialty Sales	5,000	$10,000	0	$0	$0
Ricardo DeCastro, Vice President of Human Resources	6,000	$10,000	3,000	$0	$0
J. Camp Roberts, Vice President of Corporate Accounts	5,500	$10,000	500	$0	$0
James R. Ridings, Chairman of the Board	0	$0	0	$0	$0
William E. Bucek, Director	0	$0	0	$0	$0
A. Paul Knuckley, Director	0	$0	7,500	$0	$0
R. Don Morris, Director	0	$0	0	$0	$0
Lary C. Snodgrass, Director	0	$0	7,500	$0	$0

Change in Control and Severance Agreements

The Company has entered into change in control agreements (the “Agreements”) with J. Marcus Scrudder, C. Brett Burford, Brad Dale Heimann, Juan Carlos Loredo, Todd A. Teiber and Ricardo DeCastro (the “Executives”), which provide for the payment of certain benefits in connection with a “change in control.” If the Offer is consummated and Purchaser owns a majority of outstanding voting Shares, a change in control under the terms of the Agreements will have occurred.

Upon a change in control, and provided that he executes a general release of all claims against the Company, each Executive is entitled to a lump sum amount equal to a range of eighteen (18) months to twenty-four (24) months of the Executive’s annual base salary in effect immediately prior to the change in control. Payments under these agreements will be payable upon consummation of the Offer.

If the Executive’s employment is terminated on the effective date of the change in control, other than for “cause,” the Company will pay fifty percent (50%) of the Executive’s premiums for COBRA continuation coverage for the Executive and his eligible dependents for up to eighteen (18) months.

In addition, the Agreements provide for a tax “gross-up” payment in the event that an excise tax payment becomes payable by the Executive under Section 4999 of the Internal Revenue Code in connection with a change in control transaction. The effect of the tax “gross-up” payment would be that the net amount retained by the Executive from all payments after deduction of all applicable taxes (including excise taxes, penalties and interest), would equal the net amount he would have retained in the absence of such excise taxes.

As used in the Agreements, “cause” means the occurrence of any of the following:

(i) the failure by the Executive to substantially perform the Executive duties with the Company that has not been cured within thirty (30) days after a written demand for substantial performance is delivered to the Executive by the Company;

(ii) the willful engaging by the Executive in conduct, which is deemed by the Company to be materially injurious to the Company, monetarily or otherwise;

(iii) the appropriation (or attempted appropriation) of a business opportunity of the Company, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of any member of the Company;

(iv) the misappropriation (or attempted misappropriation) of funds or property belonging to the Company; or

(v) the Executive’s conviction of, or entry by the Executive of a guilty or no contest plea to, a misdemeanor (involving moral turpitude or fraud) or a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment.

The following summarizes the potential base salary payments to the Executives under the Agreements upon a change in control of the Company, assuming a change in control on April 7, 2010: Marcus Scrudder— $650,000; Brad Heimann — $550,000; Brett Burford — $275,500; Todd Teiber — $300,000; Juan Carlos Loredo — $300,000 and Ricardo DeCastro — $117,500. In addition, each of these Executives may be entitled to a $9,000 payment for COBRA premiums.

In addition, the Company has entered into change in control/severance agreements with each of Cliff Crimmings and Camp Roberts (the “Key Employees”), which provide for payment of certain benefits in connection with a termination of employment either on the effective date of a change in control or within sixty (60) days following the effective date of the change in control. If the Offer is consummated and Purchaser owns a majority of outstanding voting Shares, a change in control under the terms of these agreements will have occurred.

If a Key Employee’s employment is terminated by the Company, or any successor thereto, on the consummation of the Offer, or within sixty (60) days following the consummation of the Offer (other than for cause, as defined below) and provided that the Key Employee executes a general release of all claims against the Company, the Key Employee is entitled to a lump sum amount equal to a range of nine (9) to twelve (12) months of the Key Employee’s annual base salary in effect immediately prior to the consummation of the Offer, payable within ten (10) days following the Key Employee’s termination of employment. If the Key Employee is terminated during the period described in the immediately preceding sentence, other than for cause, the Company will pay fifty percent (50%) of the Key Employee’s premiums for COBRA continuation coverage for the Key Employee and his eligible dependents for up to eighteen (18) months. These agreements include the same tax “gross up” payment provisions and “cause” definitions as described above for the Executives.

The maximum amount payable with respect to base salary to the Key Employees under these agreements is approximately $320,000 in the aggregate. In addition, the Key Employees may be entitled to payments in respect to COBRA continuation coverage.

Exculpation and Indemnification of Company Directors and Officers

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. The Company’s certificate of incorporation, as amended (the “Certificate”), includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty, (ii) for acts or omissions not in good faith, involving intentional misconduct, or involving knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which a director derives an improper personal benefit.

Additionally, as permitted by Section 145 of the DGCL, the Company’s Certificate provides that the Company shall indemnify its directors and officers and may indemnify its employees and agents in each case to the fullest extent permitted by Delaware law.

The Company has entered into indemnification agreements with its directors to, among other things, provide them with the maximum indemnification allowed under applicable law, including indemnification for all expenses, judgments, fines and penalties actually and reasonably incurred by the directors in connection with the defense or settlement of any civil, criminal, administrative or investigative action, suit or proceeding brought against the director or in which he otherwise becomes involved by reason of his relationship with the Company. The Company has also purchased directors’ and officers’ liability insurance insuring the Company’s directors and officers against certain claims that may be asserted against them in their capacity as directors and officers of the Company.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

After consideration, including a review of the terms and conditions of the Offer in consultation with the Company’s financial and legal advisors, the full Board, by unanimous vote at a meeting on March 12, 2010, determined that the Offer is inadequate to the Company’s stockholders and that the Offer is not in the best interests of the Company’s stockholders.

Accordingly, for the reasons described in more detail below, the board unanimously recommends that the Company’s stockholders reject the Offer and NOT tender their Shares to Purchaser pursuant to the Offer.

If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, D.F. King & Co., Inc. (“D.F. King”), at the physical address, phone number and electronic mail address below.

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005

Banks and Brokers Call:
1-212-269-5550

All others call Toll Free:
1-800-967-5079

Email:
crft@dfking.com

In reaching the conclusion and in making the recommendation described above, the Board consulted with the Company’s management, as well as the Company’s financial and legal advisors, and took into account a number of reasons, described under “Reasons for the Recommendation of the Board” below.

Copies of the press release and letter to the Company’s stockholders relating to the recommendation of the Board to reject the Offer are filed as Exhibit (a)(1) and Exhibit (a)(2) hereto.

Background of the Offer; Reasons for the Recommendation of the Board

Background

Founded in 1985, the Company is engaged in the design, manufacturing, distribution and marketing of a broad range of home décor products, including proprietary ceiling fans, lighting products and outdoor furniture. The Company distributes its premium products through a network of independent showrooms and mass retail customers through its headquarters and distribution facility in Coppell, Texas and manufacturing plant in Owosso, Michigan. More information about the Company can be found at www.craftmade.com.

At the beginning of the 2006 fiscal year, the slowing of housing-related demand affected the Company’s business, and has continued since such time. The decline in housing turnover was compounded by a broad economic downturn that began in 2008, has continued into 2010, and has negatively impacted both consumer confidence and discretionary spending. This economic downturn is widely viewed as one of the worst since the Great Depression, and its impact has affected all sectors of the economy. This economic environment and the corresponding decline in home-related spending have significantly impacted both the Specialty and Mass retail segments of the Company. In addition to historically low levels of new home construction, management believes that consumers also have chosen to delay home improvement projects and renovations due to well-publicized reports of economic weakness, job losses and declining home values.

Upon emerging from a review of strategic alternatives in 2007 discussed below, the Company committed to a strategic plan that involved, among other things, pursuing strategic value-creating acquisitions. Most recently, the acquisition and integration of the assets of Woodard, LLC in 2008 provided the Company with a solid diversification platform and gave the Company an operational scale that has helped it mitigate losses during this economic downturn, and ultimately resulted in growth of Company revenue to its largest ever of approximately $150 million dollars for its fiscal year ended June 30, 2009. Following this acquisition, the Company has also focused on the design and development of new and innovative ceiling fans, lighting and outdoor furniture, and has expanded its distribution of clocks and weather gauges through the new distribution channel of independent lawn and garden retailers. Between 2007 and the present, the Company has introduced 166 new products including 47 new fans and 23 outdoor furniture collections. These new introductions exceed the total new product introductions in the Company’s history leading up to 2007.

The Board has been pleased with the execution of the Company’s strategic plan while facing the most challenging economic climate in the Company’s history, and continues to believe the Company provides a good framework for absorption of other acquisition opportunities as well as organic growth that will result in significant stockholder return.

On May 9, 2007, the Company announced that it had retained Mazzone & Associates (“Mazzone”) as a financial advisor to assist the Company in evaluating its strategic alternatives to enhance stockholder value. The alternatives included raising capital, acquisitions by the Company or a potential sale of the Company. During this time, the Company cautioned its stockholders that the exploration of alternatives might not result in any transactions and that the Company would disclose its decision after the Board had concluded the process. The Board also appointed a committee of independent directors (the “Strategic Alternatives Committee”) to be responsible for the strategic alternatives evaluation process.

As part of this process, through the summer of 2007, at the direction of the Strategic Alternatives Committee, Mazzone contacted several third parties regarding their possible interest in a transaction with the Company. Mazzone provided a number of these parties that executed a customary confidentiality agreement, including Litex, a Confidential Memorandum detailing the Company’s strategic plan for growth. The confidentiality agreement executed by Litex included a customary standstill provision with a term of eighteen (18) months.

On August 15, 2007, in connection with the disclosed process, the Company received a letter from Litex indicating its interest in a transaction with the Company. The letter stated in bold type that it did not constitute an offer or an invitation for an offer, and could be withdrawn at any time without prior notice. The letter also included a possible price range at which Litex might be interested in buying the Company, but this range included a discount to the then-recent trading price of the Company’s stock. The letter concluded by stating that any future offer was contingent upon a number of items, including due diligence and further analysis of the Company’s projections, with related assumptions. Although representatives of Litex purported to have the financial capability to complete a potential transaction, Litex’s letter was expressly conditioned on obtaining bank financing at acceptable terms. The Strategic Alternatives Committee determined that the indication of interest of Litex was inadequate. Representatives of the Company contacted representatives of Litex, thanked them for their time and explained that the Company was not pursuing a sale. As Litex was a direct competitor in the lighting industry, representatives of the Company requested that all confidential information provided to Litex be returned or destroyed, and Litex subsequently confirmed in writing that it had complied with this obligation.

On August 20, 2007, the Strategic Alternatives Committee met to consider the Company’s strategic alternatives. Because the Company had not received any offers that it considered adequate at the time, the Strategic Alternatives Committee decided to recommend to the Board that the Company discontinue all activity to pursue a sale of the Company. The Strategic Alternatives Committee also decided to recommend to the Board that the Company pursue a strategic plan then proposed by management to grow the Company organically and through strategic acquisitions of companies in the lighting and related industries in order to increase long-term stockholder value.

On August 22, 2007, the Strategic Alternatives Committee made a report to the Board. Upon the conclusion of this presentation, the Board considered and discussed the report of the Strategic Alternatives Committee. After careful consideration of the report of the Strategic Alternatives Committee and presentations by management and advice from legal advisors, the Board decided to adopt the recommendation of the Strategic Alternatives Committee to conclude the strategic review process and adopt the strategic plan of management. The Board also was informed by members of management, that as part of its strategic plan, they were evaluating the acquisition of several candidates. Shortly thereafter, the Company commenced negotiations with Woodard, LLC, a manufacturer of outdoor furniture, and then consummated a transaction in January 2008, pursuant to which the Company acquired substantially all of the assets of Woodard, LLC.

On February 12, 2009, John Mares, Chief Financial Officer and a director of Litex, participated in the Company’s quarterly investor conference call. At this time, neither Mr. Mares nor Litex were investors to the Company’s knowledge. Mr. Mares asked several questions regarding the Company’s financial performance and whether the Company believed it needed to impair its intangible assets. Marcus Scrudder, the Company’s Chief Executive Officer, responded that the Company had addressed these issues in accordance with generally accepted accounting principles.

On April 9, 2009, Litex’s legal counsel sent a letter to James R. Ridings, Chairman of the Board of the Company, stating that Litex was interested in exploring a potential business combination with the Company and requested a meeting with the Company “to informally explore the possibilities regarding Litex acquiring Craftmade.” The letter further stated that it was a letter of inquiry only and did not constitute a proposal or offer to acquire any interest in the Company.

At a meeting held on April 16, 2009, the Board considered whether to engage in discussions with Litex and unanimously determined that pursuing a sale of the Company at that time when the stock was trading at historical lows was not in the best interests of its stockholders. After consideration of the letter of inquiry and discussion with the Company’s legal counsel, the Board reiterated its determination that the Company was not for sale. The Board decided, however, that representatives from management should meet with Litex only if Litex in advance of any meeting would provide an agenda for such meeting and additional information about Litex.

On April 17, 2009, the Company’s legal counsel telephoned Litex’s legal counsel to inform him that the Board had met and determined that although the Company was not for sale, the Company would be willing to meet with Litex if Litex provided the information mentioned above.

On April 17, 2009, Litex’s legal counsel sent a letter to the Company’s legal counsel reiterating Litex’s interest in exploring a potential business combination with the Company and requesting a meeting with the Company. The letter further stated that the “purpose of this meeting is to informally explore the possibilities regarding Litex acquiring Craftmade with Litex being the surviving private entity. Other than this purpose, Litex has no specific agenda for this meeting.”

On April 23, 2009, the Board held a meeting to discuss further the Litex indication of interest. After discussion with the Company’s legal advisors, the Board confirmed its decision that the Company was not for sale and that because Litex had not provided either an agenda or any additional meaningful information, the Board did not believe that there was any reason for a meeting at this time. However, the Board determined that if Litex had any additional information in the future, the Board would consider it at that time.

On April 23, 2009, the Company’s legal counsel sent a letter to Litex’s legal counsel stating that the Board of the Company stood by its prior determination that the Company was not for sale after considering

Litex’s request. The letter further stated that because Litex had not submitted an agenda or provided any other meaningful information, the Board did not believe that there was a basis for a meeting at this time. The letter also stated that in the event that Litex believes in the future that it has information for the Board to consider, the Board would give such information due consideration.

On January 8, 2010, the Company received a letter from Litex making an unsolicited proposal to acquire the Company for $3.25 per share and requesting a meeting with the Company. The text of the letter is set forth below:

James R. Ridings, Chairman
William E. Bucek, Director
A. Paul Knuckley, Director
R. Don Morris, Director
Lary Snodgrass, Director
Craftmade International, Inc.
650 South Royal Lane
Suite 100
Coppell, Texas 75019

Gentlemen:

Litex Industries, Limited (“Litex”) is interested in acquiring all of the common stock of Craftmade International, Inc. (“Craftmade”) in an all cash transaction.

Litex has tried multiple times to open discussions regarding our interest in acquiring Craftmade’s common stock. Since Litex’s prior advances have been rebuffed, we are now formally communicating our strong interest in pursuing an acquisition of Craftmade to its Board of Directors.

Litex proposes acquiring all of Craftmade’s outstanding common stock for a price of $3.25 per share paid in cash at closing. Litex’s proposal is based upon its review of Craftmade’s publicly available information and is not subject to any financing contingency. Litex may be willing to pay more than $3.25 per share once we receive and review current financial and business information. Litex is prepared to sign a confidentiality agreement and, if there is particularly sensitive customer information, Craftmade may provide that information to us in reasonably redacted form.

Litex is also prepared to immediately draft a definitive agreement which would contain, at a minimum, a provision for cancellation of Craftmade’s shareholder rights plan (poison pill) before closing.

Litex has engaged Stifel, Nicolaus & Company, Incorporated as our financial advisor and Greenberg Traurig, LLP as our external legal counsel. Our proposal is negotiable. Litex is very confident that a transaction can be consummated which is in the best interest of Craftmade’s shareholders and which maximizes those shareholders’ current investment value.

Litex’s $3.25 per share offer represents a premium of 75.7% to Craftmade’s closing price on December 31, 2009 of $1.85 and a 70.2% premium to Craftmade’s average closing price of $1.91 over the past 30 trading days ended December 31, 2009. Those indicated premiums are well above what acquirers normally pay as the average premium paid by purchasers for U.S. company acquisitions between $10 million and $100 million since January 1, 2006 has been 42.6%.

Given the risk and uncertainty of operating in these difficult economic times, Litex firmly believes our $3.25 per share proposal provides each Craftmade shareholder with immediate value well beyond that which could be achieved by Craftmade on a long-term, stand-alone basis. By all financial measures — multiples of EBITDA, free cash flow, net income, and book value — our proposal is a compelling realization event for Craftmade shareholders.

Litex sees consolidation in the ceiling fan and lighting industry increasing in pace for the foreseeable future. A company’s size and financial strength will significantly impact its future success by 1) determining prices it can negotiate with suppliers, 2) spreading fixed costs over a larger revenue base, and 3) attracting and/or negotiating the cost of capital. Litex’s review of Craftmade’s credit facilities and current market capitalization indicates Craftmade is simply not large enough to compete effectively as an independent company.

Litex is one of the largest independent ceiling fan and lighting distributors in the United States with revenues of approximately $200 million. Litex’s growth and profitability, even during the tough economic times of the past two years, are a direct result of our focused customer service, innovation, strategic acquisitions and internal growth. Litex has an exceptionally strong balance sheet with considerable cash on hand, no debt (excluding trade payables), significant retained earnings, and enviable financing options.

Litex intends to initially integrate Craftmade into its operations as an independent subsidiary. Full integration would occur at a later point in time. Additionally, Litex would retain sufficient Craftmade senior personnel to ensure the success of the combined entity and to provide for future management succession at Litex.

Due diligence would be normal and customary and we would expect to complete this process expeditiously. We would also permit Craftmade to conduct a “market check” to determine whether a superior proposal could be obtained. We do not anticipate any delays due to obtaining any required regulatory approvals.

While it remains Litex’s preference to negotiate a mutually acceptable transaction, Litex will pursue this transaction directly with your shareholders should you disregard this proposal. Litex may also make an announcement of its intent to acquire Craftmade during the upcoming Dallas Lighting Show because of the significance of this proposal.

Litex believes it is in Craftmade shareholders’ best interest that you consider our proposal and exercise your fiduciary responsibilities. Litex’s officers, directors and advisors are prepared to meet with Craftmade’s Board of Directors and/or executive management at your convenience. We look forward to your prompt response.

Please call me directly at (972) 871-4350 to discuss this proposal. You may also contact Jon Mahan of Stifel, Nicolaus & Company, Incorporated, at (443) 224-1413, or John C. Dickey of Greenberg Traurig, LLP, at (214) 665-3600.

Sincerely,

Litex Industries, Limited

John Mares
Chief Financial Officer and Board Member

cc:	J. Marcus Scrudder (CEO Craftmade International, Inc.)
Jon Mahan
John C. Dickey, Esq.
Alan Annex, Esq.
Bryan (sic) D. Barnard, Esq. (Haynes and Boone, LLP)

On January 9, 2010, the Board met to consider Litex’s unsolicited proposal. After careful consideration of presentations by management and advice from its advisors, the Board unanimously concluded that the Litex unsolicited proposal significantly undervalued the Company and was opportunistic. The Board decided, however, to have members of management and a board member meet with representatives of Litex’s board of directors and principal owners.

On January 11, 2010, the Company’s legal counsel telephoned Litex’s legal counsel to reiterate the Company’s position that it was not for sale and to communicate that representatives of the Company would meet with representatives of Litex the following week after the upcoming lighting industry market in Dallas, Texas. Litex’s counsel then called the Company’s legal counsel the next day stating that Litex wanted to meet before the lighting market.

On January 14, 2010, representatives of the Company met with representatives of Litex and its financial advisor. Litex discussed its views of the benefits to Litex of a combination of the two companies, but did not address any meaningful benefit for the Company’s stockholders. The Company responded by telling Litex that the Company was not for sale and was focused on implementing its strategic plan.

On January 15, 2010, Litex issued a press release announcing its offer for the Company, and, in addition made announcements regarding its offer at the Dallas lighting show. The Litex press release included a statement that “Litex is very confident that a transaction can be consummated that is in the best interest of and that maximized the current investment value for Craftmade’s stockholders.”

Also on January 15, 2010, the Company issued a press release announcing that the Board had unanimously rejected the unsolicited proposal from Litex because the Board believed that it significantly undervalued the Company and was not in the best interests of its stockholders. The Company also noted in the press release that it believed that Litex’s statement about being confident in its ability to consummate a transaction was without foundation based on the prior communications between the Company and Litex.

On February 12, 2010, the Company’s legal advisors contacted Litex to explain that the Company was continuing to receive comments from third parties that Litex’s representatives were contacting customers of the Company and stating that the sale of the Company to Litex was imminent. The Company’s legal advisors requested that Litex immediately (i) cease and desist from making any false and disparaging comments regarding its unsolicited and rejected efforts to acquire the Company; (ii) instruct its employees and representatives to cease telling those in the industry that an acquisition of the Company was imminent; and (iii) cease and desist from any activities that were intended to interfere with the Company’s existing and prospective contractual and business relationships.

On February 18, 2010, James R. Ridings, Chairman of the Board, and Lary C. Snodgrass, a Director of the Company, met with Mr. Mares for lunch at his request. During this time, Mr. Mares communicated his beliefs regarding the benefits to Litex of a sale of the Company. Messrs. Ridings and Snodgrass explained that the Company was not for sale and that the Company was executing its strategic plan for long-term growth and enhanced stockholder value. Messrs. Ridings and Snodgrass also expressed their concern over the comments the Company had received about Litex’s statement to customers about a sale being imminent. Mr. Mares indicated he was not aware of this but would ensure that Litex would cease any such comments.

On March 2, 2010, Litex and Purchaser commenced the Offer at a cash price of $5.25 per share. On March 3, 2010, the Company issued a press release requesting that its stockholders take no action in response to the Offer and informing its stockholders that the Board, in consultation with its financial and legal advisors, intends to advise stockholders of its formal position regarding the Offer within ten business days by making available to stockholders and filing with the SEC a solicitation/recommendation statement on Schedule 14D-9.

On March 3, 2010, the Board met to discuss the Offer and agreed to engage B. Riley & Co., LLC (“B. Riley”) as its financial advisor.

On March 12, 2010, the Board met to review the terms of the Offer with the assistance of its financial advisor, B. Riley, and legal advisor, Haynes and Boone, LLP. During this meeting, B. Riley rendered an oral opinion to the Board, subsequently confirmed in writing, that as of March 12, 2010, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of the Company’s Common Stock (other than Litex and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. At the meeting, the Board unanimously determined that the Offer significantly undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, the Board unanimously determined to recommend that the stockholders reject the Offer and not tender their Shares into the Offer. The full text of the written opinion of B. Riley dated March 12, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex A. B. Riley provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of B. Riley is not a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or any other matter.

Reasons for the Recommendation of the Board

In reaching the conclusions and in making the recommendation described above, the Board consulted with the Company’s management and financial and legal advisors, and took into account numerous factors, including but not limited to the factors listed below.

The Board believes that the Offer significantly undervalues the Company in light of the Company’s superior track record and growth prospects, that the Offer’s timing is extremely opportunistic, and that the Offer’s litany of conditions create significant uncertainty as to when — if ever — the Company’s stockholders would receive consideration under the Offer. The Board is confident that the Company will, consistent with its history, deliver greater value to its stockholders by executing its strategic plan than would be obtained under the Offer.

I)	The Offer significantly undervalues the Company

The Board believes that the Offer significantly undervalues the Company as it does not reflect the underlying value of the Company’s assets, operations and strategic plan, including its industry-leading position, unrivaled platform and future growth prospects. Since its founding, the Company has delivered superior results for its stockholders and, by virtue of its industry position, strategic direction, management and culture, the Company is poised to resume the delivery of superior results for its stockholders. Thus, the Board believes that the Offer is disadvantageous to the Company stockholders for the following reasons:

•	The Offer does not reflect the value of the Company as one of the largest and most respected distributors of ceiling fans, interior lighting and related products. The Company is the one of the largest and most respected distributors, designers and marketers of ceiling fans, light kits, bath-strip lighting, interior lighting fixtures, light bulbs, door chimes, ventilation systems, outdoor patio furniture and related accessories in the U.S. The Company believes its position in its industries is preeminent. The Company’s national scale, strong local presence and broad product and service offerings deliver a compelling value proposition to its diversified customer base. The Company’s brands, including the “Craftmade” brand that has been around for over 20 years and the “Woodard” brand that has been around for around 150 years, are valuable assets of the Company.

•	The Offer fails to recognize the value of the recently acquired furniture business. The Company believes that the recently acquired furniture segment of the Company’s business has a significant value that is not attributed in Litex’s offer. In various written and oral communications to the Company, Litex discussed the lighting industry, Litex’s lighting business, the benefits of adding the “Craftmade” brand to Litex’s business and the benefits of combining the Company’s fan and lighting business with Litex’s business. Litex has made little if any mention of the outdoor furniture business and of the Company’s significant investment and efforts in this industry through its acquisition of the “Woodard” furniture line in 2008. In addition, Litex has made little if any mention of the strength or value of the “Woodard” brand. With the 2008 acquisition of certain assets of Woodard, LLC, the Company has broadened its product offering to include outdoor patio furniture, opened up new channels and outlets for existing Company products, and created avenues for cross selling both existing and new products to its customers. The Company believes that the successful integration of Woodard, LLC has enabled the Company to be in a superior position to its competitors. The Company further believes that the benefits of such integration will be more fully realized as the economy recovers and provides the Company with diversification from the lighting and ceiling fan business.

•	The Company’s ownership base indicates strong support for the Company’s operations. The Company’s directors, executive officers, employees, representatives, customers and suppliers in the aggregate own approximately 22% of the Shares. The Company believes that this significant stock ownership, not only by insiders but by persons doing business with the Company, shows a strong support for the Company’s management and operations as currently being conducted.

•	Deregistration and other cost savings have not been fully realized. The Company is in the process of deregistering its Common Stock from the provisions of the Exchange Act. By deregistering, the Company believes that it will be able to realize significant cost savings over many years to come. In addition, the Company has focused for the past 18 months on implementing cost saving measures through the integration of its businesses and the creation of more synergies. However, because many of these cost savings began in the last twelve months, they have not yet been fully reflected in the financial statements or the Company’s stock price and the Company believes that the value attributable to these cost savings is not reflected in the Offer price.

•	The Offer does not reflect the value inherent in the Company’s future prospects. The Board believes that the value to stockholders reflected in the Company’s current strategic plan is greater than the value achievable for stockholders with the Offer. The Company’s strategic plan is to grow the Company organically and through acquisitions of companies in the lighting and related industries to increase long-term stockholder value. Thus, the Board believes that the Company will deliver more value to the Company’s stockholders by operating the business in accordance with the current strategic plan than by accepting the Offer.

II)	The timing of the Offer is extremely opportunistic

The Board believes that the timing of the Offer is extremely opportunistic and disadvantageous to the Company’s stockholders for the following reasons:

•	Litex knows that the risk to the success of its Offer increases dramatically as the Company resumes the growth and success which have been the hallmarks of its performance over its history. The timing is excellent for Litex — but very poor for the Company’s stockholders — in light of the depressed value of the Company’s Common Stock prior to the announcement of the Offer. The Board believes that Litex decided that it could not wait any longer to launch its Offer because the improving economic conditions that Litex observed were at risk of soon becoming reflected in the Company’s stock price.

•	The Offer takes advantage of a severe economic downturn that has affected the entire housing industry as well as the entire economy. At the beginning of the 2007 fiscal year, the slowing of housing-related demand affected the Company’s business as well as business generally in the Company’s industry. In 2009, housing starts equaled just over one-half of the housing starts in each of the annual periods from 2006 through 2008, and just over one-third of the housing starts in each of the annual periods from 1959 through 2005. The decline in housing starts and housing turnover was compounded by a broad economic downturn which began in 2008 and has continued into 2009, and which has negatively impacted both consumer confidence and discretionary spending. In addition, management believes that consumers have chosen to delay home improvement projects and renovations due to well-publicized reports of economic weakness, job losses and declining home values.

•	The timing of the Offer is opportunistic because it fails to consider the Company’s significant efforts that have already been implemented to return to long-term profitability. Despite the challenges faced by the housing industry in the last few years, the Company has continued to introduce innovative and distinctive products that reflect emerging consumer trends, including new lines of interior and exterior lighting fixtures, outdoor furniture, ceiling fans and vent fans. Between 2007 and the present, the Company introduced 166 new products including 47 new fans and 23 outdoor furniture collections. These new introductions exceed the total new product introductions in the Company’s history leading up to 2007. The Company continues to pursue its strategic plans to grow its business both organically and through acquisitions such as the Woodard acquisition, while also focusing on developing and implementing more immediate plans to mitigate the impact of the current economic downturn. The

Company believes that by continuing to invest in, and enter into, innovative and distinctive lines of business, it will emerge from the recession earlier than its competitors and will be in a superior competitive position. The Company further believes that many of the benefits of the foregoing initiatives during the recession have not yet been fully realized.

•	If Litex is able to complete the Offer now, Litex, and not the Company’s stockholders, will reap the benefits of the Company’s efforts to return to long-term profitability. The Company’s revenues have not decreased at the same rate as the recent decrease in housing starts. The Board believes that this fact is attributable to the innovative and distinctive products the Company has introduced since 2007. Even though there have been fewer housing starts in the last few years, the Company’s revenues per housing start have increased because of the additional product offerings at a range of price points. In addition, the Company has been successful in maintaining relationships with its customers and has not suffered significant attrition in its customers during the downturn. If Litex is able to complete the Offer, Litex will reap the benefits sown by the Company’s management, and the Company’s stockholders will not realize the long-term stockholder value that the Company has been working to create.

III)	The Company has received an inadequacy opinion from its financial advisor

The Board considered the fact that B. Riley rendered an opinion to the Board, subsequently confirmed in writing, that as of March 12, 2010, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of the Shares (other than Litex or its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of B. Riley, dated March 12, 2010, is attached as Annex A. The written opinion sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken. B. Riley provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of B. Riley is not a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or any other matter.

IV)	The consummation of the Offer and the Proposed Merger is illusory and highly uncertain

The Board believes that the consummation of the Offer and the Proposed Merger is illusory and highly uncertain.

•	Litex and Purchaser have failed to disclose adequate funding to consummate the Offer. Although Litex and Purchaser indicate in the Schedule TO that the Offer is not subject to a financing condition, the Board believes that this statement is not true because neither Litex nor Purchaser disclosed that they have a sufficient amount of available funds to complete the Offer and discharge the Company’s outstanding indebtedness. At the same time, Litex and Purchaser disclosed in the Offer to Purchase that they do not have any alternative financing arrangements for the Offer. According to the Offer to Purchase, Purchaser estimates that approximately $29,000,000 will be required to consummate the Offer and that approximately $35,053,000 will be required to discharge current Company indebtedness, for a total of $64,053,000. However, Litex disclosed in the Offer to Purchase that it has “liquid assets” of only $57,000,000, comprised of approximately $340,000 in cash, approximately $19,660,000 of marketable securities and approximately $37,000,000 of other “liquid assets,” resulting in a shortfall of approximately $7,000,000 necessary to consummate the Offer and discharge the Company’s indebtedness.

The Company currently estimates that the total amount of funds that Litex and Purchaser would need to discharge all Company indebtedness, including prepayment penalties, is approximately $47,000,000, which indicates a total shortfall of approximately $19,000,000. If Litex and Purchaser do not or are not able to discharge the indebtedness under the Revolving Loan Agreement and the Term Loan Agreement and such indebtedness is accelerated as a result of the completion of the Offer, the lenders could foreclose on substantially all of the Company’s assets. Because Litex and Purchaser have not disclosed adequate funding for the Offer, including the discharge of the indebtedness that may be accelerated in connection therewith, the Board believes it is highly unlikely that the Offer could be consummated.

•	There is no assurance that even if the Offer is consummated, the Proposed Merger will be consummated. Litex and Purchaser indicate in the Offer that even if the Offer is consummated, Litex and Purchaser may determine not to proceed with the Proposed Merger for a number of reasons, including a change in economic conditions and “other unforeseen factors.” The Board believes that this gives Litex and Purchaser wide discretion in determining not to cash out non-tendering stockholders, which makes it difficult, if not impossible, for the Board and the stockholders to consider the sufficiency of the Offer and whether the Offer will be consummated.

•	Litex and Purchaser have not disclosed any specific plans with respect to the Company. Although the Offer to Purchase states that they “are considering” taking action to solicit consents to replace the Board with Litex nominees, Litex and Purchaser have evidently not yet formulated a plan to take control of the Board as soon as practicable after consummation of the Offer. The Company questions the real intent of Litex and Purchaser given the lack of disclosure on the specific plans.

•	The Offer contains a lengthy list of conditions, the satisfaction of which is in Purchaser’s sole discretion. As described under Item 2 of this Schedule 14D-9 and Item 14 of the Offer to Purchase, the Offer is subject to numerous conditions, including, among others, the following conditions:

•	Adverse Effect Condition. As described in Item 2 of this Schedule 14D-9, the Offer is conditioned on the Adverse Effect Condition, which gives Litex and Purchaser the right not to consummate the Offer if, among other items, Litex becomes aware that any material amount of indebtedness of the Company has been or will be accelerated as a result of or in connection with the Offer. As described in Item 2 above, a material amount of the Company’s indebtedness may be accelerated upon the consummation of the Offer. The change in control and acceleration provisions are disclosed in the Company’s public SEC filings. The fact that Litex and Purchaser have commenced an Offer that includes this condition when they have stated that they intend to discharge all Company indebtedness without having disclosed sufficient funds to do so and without a concrete plan to refinance or pay off this indebtedness when they know or should have known that the indebtedness may be accelerated upon the consummation of the Offer renders the Offer illusory.

•	The MAE Condition. As described in Item 2 of this Schedule 14D-9, the Offer is conditioned upon the MAE Condition, the requirements of which include, among other items, that there not have occurred any change to the business, operations or prospects of the Company that may be materially adverse with respect to the value of the Company or any of its subsidiaries or the value of the Shares to Litex or any of its affiliates. This condition is sufficiently broad that Litex or Purchaser could argue almost any change to the Company’s business, including changes arising in the ordinary course of the operations of the Company, may cause this condition to be satisfied.

•	Equity Market Condition. The Offer is conditioned upon the performance of the Dow Jones Industrial Average, the S&P 500 index and the NASDAQ Composite Index (together, the “Indices”). To the extent that any of these Indices decline by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer, Litex is not required to complete the Offer. In the past two years, the equity markets have dropped over 15% in a 20 trading-day period numerous times.

•	Litigation Condition. The Offer is conditioned on the absence of various types of litigation and the condition is sufficiently broad that Litex may argue that any litigation that may be filed in connection with the Offer could trigger this condition.

The effects of these, and other numerous conditions, is that the Company’s stockholders cannot be assured that Litex will be required to consummate the Offer. A number of the conditions are broad, are of questionable relevance and are solely for the benefit of Litex and Purchaser. Compliance with some of these conditions could restrict the Company’s ability to manage its business in the ordinary course and may not be capable of being satisfied in the event that the Company continues to operate its business consistent with past practice.

Considerations of the Board

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer and the transaction proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial consideration and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described above under “Item 3. Past Contracts, Transactions, Negotiations and Agreements.”

Recommendation of the Board

In light of the factors described above, the Board has unanimously determined that the Offer is inadequate and not in the best interests of the Company or its stockholders. Therefore, the Board unanimously recommends that the stockholders reject the Offer and not tender their Shares to Purchaser pursuant to the Offer.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

The Company has retained B. Riley as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. B. Riley will receive a customary fee for its services. In addition, the Company has agreed to reimburse B. Riley for its reasonable out-of-pocket expenses and indemnify B. Riley and certain related persons against certain liabilities arising out of or in connection with the engagement. B. Riley has acted as the Company’s “Dedicated Advisor for Disclosure” for OTCQX since November 2009.

The Company also has engaged D.F. King to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. D.F. King will receive a customary fee for its services. In addition, the Company has agreed to reimburse D.F. King for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities arising out of or in connection with the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf employs or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following:

			Number	Price Per
Name, Position	Date	Nature of Transaction	of Shares	Share

Marcus J. Scrudder, Chief Executive Officer	02/17/2010	Rule 16b-3(d) Grant	10,000	$	N/A
C. Brett Burford, Chief Financial Officer	02/17/2010	Rule 16b-3(d) Grant	10,000	$	N/A
Brad Heimann, President and Chief Operating Officer	02/17/2010	Rule 16b-3(d) Grant	10,000	$	N/A
Juan Carlos Loredo, Chief Marketing Officer	02/17/2010	Rule 16b-3(d) Grant	10,000	$	N/A
Todd A. Teiber, Senior Vice President of Specialty Sales	02/17/2010	Rule 16b-3(d) Grant	10,000	$	N/A

No information has been included in this Item 6 with respect to any transactions that have been effected within the past 60 days by persons or entities that hold 5% or more of the outstanding Shares but are otherwise unaffiliated with the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, the Common Stock by the Company, any of its subsidiaries, or any other person, (ii) any superior transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Item 8.	Additional Information

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Stockholder Rights Agreement

With its stockholders’ interests in mind, and like many companies, the Company has taken measures to protect its value for its stockholders. One of these measures is the Rights Agreement, which is similar to rights agreements adopted by many other public companies. The purpose of the Rights Agreement is to prevent third parties from opportunistically acquiring the Company in a transaction that the Board believes is not in the best interests of the Company’s stockholders. The Rights Agreement requires any party seeking to acquire 15% or more of the Company’s outstanding Common Stock to obtain the approval of the Board or else the Rights held by the Company’s stockholders other than the acquirer become exercisable for Common Stock or preferred stock of the Company, or Common Stock of the acquirer, at a discounted price that would make the transaction prohibitively expensive. The Board believes the Rights Agreement has helped the Company’s stockholders at this time by effectively preventing Litex or Purchaser from opportunistically acquiring the Company at a price that the Board believes is inadequate for the reasons discussed above.

At the meeting of the Board on March 12, 2010, the Board unanimously resolved that the “Distribution Date” under the Rights Agreement will be deferred until the earlier of (i) the close of business on the tenth calendar day after the “Stock Acquisition Date” (as defined in the Rights Agreement) and (ii) such date as may be determined by the Board. Until the Distribution Date, the Rights will continue to be evidenced by the certificate for the Common Stock, and the Rights will be transferable only in connection with the transfer of the associated Common Stock.

A copy of the Rights Agreement has been filed with the SEC as an exhibit to a Registration Statement on Form 8-A, filed on July 9, 1999, and a Form 8-A/A filed on June 15, 2009, and is incorporated herein by reference.

Delaware General Corporation Law

The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore at issue with respect to the Offer.

Business Combination Statute.  Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which is defined to include, among other transactions, a merger, a consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder, unless:

(i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii) upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

(iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The Company expressly elected in its certificate of incorporation not to be governed by Section 203 of the DGCL relating to business combinations with interested stockholders. The restrictions set forth in Section 203 of the DGCL are therefore not applicable to the Offer.

Appraisal Rights.  Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in connection with the Offer, and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share ultimately paid in the Offer or any subsequent merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Forward-Looking Statements

This Schedule 14D-9 contains statements that are forward looking. These forward-looking statements include, but are not limited to, (i) statements concerning future financial condition and operations, including future cash flows, revenues, gross margins, earnings and variations in quarterly results, (ii) statements relating to anticipated completion dates for new products and (iii) other statements identified by words such as “may,” “will,” “should,” “could,” “might,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “forecasts,” “intends,” “potential,” “continue,” and similar words or phrases. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. The Company assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement can be found in the risk factors section of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed with the SEC on September 28, 2009. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended, although other legal protections may apply.

Item 9.	Exhibits

EXHIBIT NO.	DESCRIPTION

(a)(1)*	Press Release issued by the Company on March 15, 2010.
(a)(2)*	Letter, dated March 15, 2010, to Company’s stockholders.
(a)(3)*	Opinion of B. Riley & Co., LLC, dated as of March 12, 2010 (attached as Annex A to the Schedule).
(e)(1)*	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders as filed with the SEC on October 27, 2009.
(e)(2)	Craftmade International, Inc. 2006 Long-Term Incentive Plan, previously filed as Exhibit 10.1 to the Company’s Form 8-K on December 4, 2006, and incorporated by reference herein.
(e)(3)	Form of Incentive Stock Option Agreement, previously filed as Exhibit 10.2 to the Company’s Form 8-K on December 4, 2006, and incorporated by reference herein.
(e)(4)	Form of Nonqualified Stock Option Agreement, previously filed as Exhibit 10.3 to the Company’s Form 8-K on December 4, 2006, and incorporated by reference herein.
(e)(5)	Form of Stock Appreciation Rights Agreement, previously filed as Exhibit 10.4 to the Company’s Form 8-K on December 4, 2006, and incorporated by reference herein.
(e)(6)	Form of Restricted Stock Award Agreement, previously filed as Exhibit 10.5 to the Company’s Form 8-K on December 4, 2006, and incorporated by reference herein.
(e)(7)	Certificate of Incorporation, filed as Exhibit 3(a)(2) to the Company’s Post-Effective Amendment No. 1 to Form S-8 (File No. 33-33594-FW), and incorporated by reference herein.
(e)(8)	Certificate of Amendment of Certificate of Incorporation, dated January 15, 1988, and filed as Exhibit 4.2 to the Company’s Form S-8 (File No. 333-44337), and incorporated by reference herein.
(e)(9)*	Second Amended and Restated By-laws of the Company.
(e)(10)	Form of Director’s Indemnification Agreement, previously filed as Exhibit 10.1 to the Company’s Form 8-K on January 27, 2010, and incorporated by reference herein.
(e)(11)*	Form of Amended and Restated Change in Control Agreement, entered into by and between the Company and each of J. Marcus Scrudder, C. Brett Burford, Brad Dale Heimann, Juan Carlos Loredo, Todd A. Teiber, and Ricardo DeCastro.
(e)(12)*	Form of Change in Control Agreement, entered into by and between the Company and each of Cliff Crimmings and J. Camp Roberts.

*	Filed herewith.

Annex A           Opinion of B. Riley & Co., LLC

Annex B           List of Directors and Executive Officers

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CRAFTMADE INTERNATIONAL, INC.

By:	/s/ C. Brett Burford
C. Brett Burford
Chief Financial Officer

Dated: March 15, 2010

CONFIDENTIAL

ANNEX A

Opinion of B. Riley & Co., LLC

4675 MacArthur Court
Suite 1500
Newport Beach, CA 92660
Tel: 949.852.9911
Fax: 949.852.0430
www.brileyco.com
Member FINRA and SIPC

March 12, 2010

The Board of Directors
Craftmade International, Inc.
650 South Royale Lane
Coppell, TX 75019
Attention: J. Marcus Scrudder

Members of the Board of Directors:

We understand that Craftmade International, Inc. (“Craftmade” or the “Company”) is in receipt of an unsolicited acquisition offer dated March 2, 2010, to purchase all of the Company’s common stock for a price of $5.25 per share in cash (the “Offer”) from Litex Industries, Limited and its wholly-owned subsidiary, Litex Acquisition #1, LLC (collectively referred to as “Litex”). Craftmade is considering alternatives in view of the Offer. In connection with the Offer and the analysis of alternatives, the Company retained B. Riley & Co., LLC (“B. Riley”) to provide financial advisory services.

You have requested our opinion (the “Opinion”) with respect to the adequacy, from a financial point of view, of the consideration to be received by the Company’s stockholders in connection with the Offer (other than Litex and its affiliates). In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed and analyzed certain historical and projected financial information as well as other financial and operating data for Craftmade;

•	Reviewed Craftmade’s audited financial statements for its fiscal years ended June 30, 2005 through June 30, 2009 and for the six months ended December 31, 2009;

•	Reviewed certain internal financial statements and forecasts prepared by the Company’s management and also reviewed other financial and operating data concerning the Company, including financial projections of the Company prepared by management of the Company (the “Company Projections”). With respect to the Company Projections, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections;

•	Interviewed Craftmade’s management and discussed the Company’s operations, financial conditions, future prospects and business plans;

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•	Reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions of companies similar to Craftmade;

•	Conducted a series of financial analyses using valuation techniques typically employed to determine the adequacy of valuation in the context of a merger or acquisition;

•	Reviewed historical prices, trading multiples and trading volume of Craftmade’s common stock;

•	Reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Craftmade; and

•	Performed such other analyses and inquires and considered such other factors in regards to Craftmade as deemed appropriate.

Our Opinion expressed herein is for the benefit of the Company’s Board of Directors on their behalf as representatives of Craftmade stockholders. Our Opinion is rendered in connection with the Board’s consideration of the Offer. It is further understood that this Opinion may not be used for any other purpose, nor may it be reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any manner or for any purpose, without our prior written consent; provided, however, that this Opinion and any description thereof may be included in its entirety in any proxy statement, Schedule 14D-9 or other similar communication required to be filed by the Company with the Securities and Exchange Commission and delivered to the Company’s stockholders in connection with the Offer provided that any such inclusion or description shall be subject to our prior review.

We have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which either the Company is a party or may be subject and our Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

We have relied upon and assumed, without independent verification, that the financial information, appraisals and reports provided to us have been reasonably prepared and reflect the best currently available estimates of the financial results and condition of the Company, and that there has been no material or adverse change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

Without limiting the generality of the foregoing, for the purpose of this Opinion, we have assumed that the Company is not a party to any pending transactions, including external financing, recapitalizations, acquisitions, or merger discussions, other than the Offer.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our Opinion is necessarily based on business, economic, market and other conditions as they currently exist and can be evaluated by us at the date of this letter. Our Opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our Opinion based on circumstances or events occurring after the date hereof.

For our services in rendering this Opinion, the Company has paid us a fee and has agreed to indemnify us against certain liabilities associated with the issuance of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the consideration to be paid in connection with the Offer is inadequate from a financial point of view to the common stockholders of Craftmade (other than Litex and its affiliates).

Very truly yours,

B. Riley & Co., LLC

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ANNEX B

LIST OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Position

J. Marcus Scrudder	Chief Executive Officer
C. Brett Burford	Chief Financial Officer
Brad Dale Heimann	President and Chief Operating Officer
Juan Carlos Loredo	Vice President of Marketing
Todd A. Teiber	Senior Vice President of Specialty Sales
Cliff Crimmings	Vice President of Specialty Sales
Ricardo DeCastro	Vice President of Human Resources
J. Camp Roberts	Vice President of Corporate Accounts
James R. Ridings	Chairman of the Board
William E. Bucek	Director
A. Paul Knuckley	Director
R. Don Morris	Director
Lary C. Snodgrass	Director

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